Exhibit 2.1

FOURTH AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

     This Fourth Amendment to the Agreement and Plan of Merger (the “Agreement”) dated as of April 24, 2007, by and among ICON DEVELOPMENT, INC., a corporation organized under the laws of the State of Nevada (“ICON”) and having its principal offices at 1235 Quayside Drive, Suite 703, New Westminister, British Columbia, Canada V3M 6J5, Icon Acquisition Corporation, a corporation organized under the laws of the State of Delaware (“MERGER SUB”) and having its principal offices at 1235 Quayside Drive, Suite 703, New Westminister, British Columbia, Canada V3M 6J5, AMERICAN XENO INC., a corporation organized under the laws of the State of Nevada and having its principal offices at 143 Gardner Road, Brookline, Massachusetts 02445 (“XENO”), and the stockholders of XENO (the “Holders”) is made July 30, 2007.

RECITALS

     A. ICON, MERGER SUB, XENO and the Holders are parties to the Agreement, which specifies the terms and conditions of the merger of MERGER SUB with and into XENO, whereby each issued and outstanding share of common stock of XENO will be converted into the right to receive the Merger Consideration.

     B. Section 10.2 of the Agreement permits ICON, MERGER SUB and XENO to amend the Agreement without any action by the Holders, and in accordance with Section 10.2, ICON, MERGER SUB and XENO desire to further amend Section 4.5 of the Agreement, which section was previously amended by the First Amendment to the Agreement, dated May 1, 2007, and by the Second Amendment to the Agreement, dated May 29, 2007, and by the Third Amendment to the Agreement, dated June 14, 2007 as set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, the parties hereto agree to amend the Agreement as follows:

     I. By replacing Section 4.5 in its entirety as follows:

     4.5 Offerings. ICON agrees to conduct an offering (the “Offering”) of units (“Units”) of ICON, with each Unit being comprised of one share of common stock of ICON (a “Unit Share”) and one-half of one warrant to purchase a share of common stock of ICON (a “Warrant Share”) at an exercise price of US$2.00 per share for a period of one year from the purchase date of the Unit, to raise US$1,500,000 in ICON that will be utilized for working capital purposes in XENO after the Closing Date, which shall close on or before September 30, 2007. ICON further recognizes that after the Closing Date XENO will need additional funding in the amount of US$6,000,000, and ICON agrees to use its best efforts to raise such funds within six months of the closing of the Offering.

     Except as described above, no other provisions under the Agreement are amended and the Agreement shall remain in full force and effect. Terms not defined herein shall have the meanings ascribed thereto in the Agreement.

     IN WITNESS WHEREOF, the parties have executed this Second Amendment to the Agreement on the date first above written.

ICON DEVELOPMENT, INC.
a Nevada corporation

By: /s/ Wayne Smith|
Wayne Smith, Treasurer and Secretary

ICON ACQUISITION CORPORATION,
a Delaware corporation

By: /s/ Wayne Smith
Wayne Smith, President and Secretary

AMERICAN XENO INC.
a Nevada corporation

By: /s/ Elliot Lebowitz
Elliot Lebowitz, Chief Executive Officer,
President and Secretary